

March 1, 2012

<u>Via E-mail</u>
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

> **Re:** **Shea Homes Limited Partnership and Shea Homes Funding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Response dated February 24, 2012**
> **File No. 333-177328**

Dear Mr. Selva:

We have reviewed your response letter dated February 24, 2012 and have the following comments.

<u>Note 20. Segment Information, page F-76</u>

1. We have reviewed your response to comment one in our letter dated February 15, 2012 and have the following additional comments:

   • Please ensure that your MD&A quantifies and discusses the 2009 loss and 2011 gain related to your Trilogy operations in Peoria, Arizona.

   • To the extent that you continue to present house gross margin, a non-GAAP measure, in MD&A, please ensure that you present GAAP gross margin in a more prominent manner.

   • Please clarify for us if you are planning to use pretax loss as your measure of segment profit or loss.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Paul Mosley
        Vice President and General Counsel

        Andrew L. Fabens
        Gibson, Dunn and Crutcher LLP